Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Farmmi International Limited	Hong Kong

Farmmi (Hangzhou) Enterprise Management Co., Ltd.	People’s Republic of China

Hangzhou Suyuan Agriculture Technology Co., Ltd.	People’s Republic of China

Hangzhou Nongyuan Network Technology Co., Ltd. (of which the Registrant controls via contractual arrangements)	People’s Republic of China

Lishui Farmmi Technology Co., Ltd.	People’s Republic of China

Zhejiang FLS Mushroom Co., Ltd.	People’s Republic of China

Zhejiang Forest Food Co., Ltd. (majority owned; 3.8472% owned by Hangzhou Dawo Software Ltd. Co.)	People’s Republic of China

Zhejiang Farmmi Food Co., Ltd.	People’s Republic of China

Lishui Farmmi E-Commerce Co., Ltd.	People’s Republic of China